VIA Pharmaceuticals, Inc.

750 Battery Street, Suite 330

San Francisco, CA 94111

October 15, 2007

VIA EDGAR TRANSMISSION

Gregory S. Belliston

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	VIA Pharmaceuticals, Inc.
Registration Statement on Form S-3 (File No. 333-145504)

Dear Mr. Belliston:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of VIA Pharmaceuticals, Inc. (the “Company”), I hereby request that the effective date of the Company’s Registration Statement on Form S-3, as amended (File No. 333-145504) (the “Registration Statement”), be accelerated to, and that such Registration Statement be declared effective on, October 16, 2007 at 11:00 a.m. (Eastern Standard Time), or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that you contact our outside counsel, Cathy A. Birkeland of Latham & Watkins LLP at (312) 876-7681 to confirm effectiveness and that a copy of the written order verifying the effective date and time be sent to Latham & Watkins LLP, 233 S. Wacker Drive, Suite 5800, Chicago, IL 60606, Attention: Cathy A. Birkeland. Thank you for your attention to this matter.

Very truly yours, VIA PHARMACEUTICALS, INC.

By:	/s/ James G. Stewart
Name: James G. Stewart Title: Chief Financial Officer and Secretary

cc:	Richard S. Meller, Latham & Watkins LLP
Cathy A. Birkeland, Latham & Watkins LLP